Exhibit 99.1

SUPERCOM ANNOUNCES EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

New York, NY, and Ra’anana, Israel, August 1, 2005 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today gave notice that an Extraordinary General Meeting of shareholders will be held at the offices of the Company located at 3 Tidhar St., Millennium Building, Raanana, Israel, on Tuesday, August 23, 2005, at 16:00 Israel time (the “Meeting”).

The agenda of the Meeting includes the following resolutions:

1.	Ratification and approval of the appointment of Mr. Daniel Shapira to serve as director in the Company's Board of Directors.

2.
Approval of an increase of the Company’s authorized share capital by NIS 135,000 (one hundred thirty five thousand New Israeli Shekels) divided into 13,350,000 (thirteen million three hundred fifty thousand) Ordinary Shares, nominal value NIS 0.01 each. Upon execution of such capital increase, the aggregate authorized share capital of the Company will be NIS 400,000 (four hundred thousand), divided into 40,000,000 (forty million) Ordinary Shares, nominal value NIS 0.01 each.

Shareholders of record as of the closing of business on August 1, 2005 are entitled to be notified of the Meeting and to vote at the Meeting. If a quorum is not present within half an hour from the time the Meeting is scheduled to begin, it will be adjourned and rescheduled for twenty-one (21) days following the date of a notice of a reconvened meeting issued by the Company, at the same time and place, or at any time or place that will be designated in such notice.

According to the Articles of Association of the Company, voting at the Meeting shall be in person or by proxy, provided that the instrument appointing a proxy is delivered to the Company not less than twenty-four (24) hours before the time scheduled for such Meeting.

Shareholders wishing to vote by proxy should complete and sign the attached proxy form and fax it to the attention of Mr. Eyal Tuchman, the Company’s CFO, at +972-9-775-0820. Shareholders who hold Company shares in the EURONEXT Exchange (through KBC Bank) are required to notify Mme. Doms Annelies (KBC Bank, 0032-2-2499187or 0032-2-4298194) in writing regarding their wish to exercise their voting rights in person or by proxy, and to send a copy of the instruction to the Company. Such notifications and/or proxies must be received by the Company not later than 10:00 (Israel time) on Monday, August 22, 2005.

The majority required for the approval of the first resolution on the agenda of the Meeting (the resolution specified is Section 1 above) is a simple majority of the voting power represented at the Meeting in person or by proxy. The majority required for the approval of the second resolution on the agenda of the Meeting (the resolution specified is Section 2 above) is majority of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy.

Shareholders may review a copy of Mr. Shapira's resume, as well as the exact wording of the aforementioned resolutions, at the Company's offices located at 3 Tidhar St., Millennium Building, Raanana, during regular working hours. The Company's telephone number is +972-9-775-0800

About SuperCom:
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com